Filed by ITC Holdings Corp. Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

ITC Holdings Corp. Fourth Quarter & Year-End 2012 Investor Call February 28, 2013

Safe Harbor Language & Legal Disclosure 2 This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure 3 ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC will mail the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about Mid South Transco LLC (“Transco”) and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000. This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2012 Annual Report on Form 10-K filed with the SEC on February 27, 2013, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

2012 marks the end of our first decade of delivering on commitments to customers, stakeholders and shareholders Results for 2012 are a culmination of overarching strategy premised on Best-in-class operations for our systems and Building on our leadership position in reaching a 21st century grid Underlying strategy drives solid operational, strategic and financial results Entergy transaction aligns with this strategy Natural extension of the independent business model into the Mid-South 2012 = A Decade of Success 4

2012 built on our prior record of operational excellence across all areas of our business From a safety perspective Incurred zero safety incidents at both ITCTransmission and METC Reported zero safety incidents on the construction of the KETA line at ITC Great Plains From a systems operation perspective Achieved excellent reliability at ITCTransmission and METC, with significant improvements at ITC Midwest Realized these results while experiencing new peak record loads at METC and ITC Midwest, and near peak levels at ITCTransmission Solid performance is a result of the numerous system transmission infrastructure projects and proven maintenance programs 5 2012 Year-In-Review BEST-IN-CLASS OPERATIONS

2012 Year-In-Review CAPITAL INVESTMENT PROGRAM Total capital investments of approximately $820 million in 2012 Completed two regional infrastructure projects in 2012 - Hugo to Valliant project and the KETA project KETA project was completed ahead of the schedule as well as under budget Hugo to Valliant project was completed on time and on budget Progressed additional large infrastructure projects - Salem to Hazelton project, Thumb Loop project and Kansas V-Plan project 6

2012 Year-In-Review STAND-ALONE STRATEGIC INITIATIVES Achieved significant milestones around our strategic initiatives in 2012 Strengthened leadership position by identifying and advancing new regional infrastructure that provide broad based benefits to regions they serve Continued to develop our portions of the four MISO MVP projects approved by MISO in December 2011 Submitted the ITC Great Plains Expansion Project to SPP in October Comprised of a portfolio of high-voltage electric transmission projects in the SPP region Expect these projects to ultimately result in regional infrastructure projects within SPP in the longer-term 7

Entergy Transaction Approvals & Timeline Targeted to close in 2013, subject to the following approvals and closing conditions: Authority Timing Filed Approved *Approval also required in Missouri due to limited assets in those territories. 8

2012 Regulatory Developments 9

2012 Policy Developments 10 MISO and SPP Order 1000 compliance filings in late 2012 Primarily centered around removing ROFR from tariffs for certain transmission projects (generally high voltage) Developer selection based on the weighting of a number of criteria including transmission operation experience, project costs and design, financing capabilities and project management New selection process would become effective in either 2014 or 2015 FERC Policy Statement on Promoting Transmission Investment Through Pricing Reform issued in November 2012 Outlines approach for assessing eligibility for Order 679 incentives and how such incentives will be applied prospectively; guidance provided is similar to recent FERC Orders for 679 incentives Commission has now provided closure to the NOI docket around transmission incentives, should reduce any further uncertainty on this matter 2012

U.S. Transmission Investment Landscape 11 Consistent and Constructive Transmission Policies Facilitate and support transmission infrastructure investment Develop efficient competitive wholesale markets through open access and independent function of transmission State of the Grid Historical underinvestment, reliability issues and system inefficiencies Implications to the grid from evolving energy policies and changing US generation fleet Need for flexible and robust grid for competitive wholesale markets and ability to adapt to public policy 11 = + Significant and sustained transmission infrastructure requirements

 Very complex and fragmented system ~164,000 miles of network linking over 75,000 MW of generation to millions of customers served by 3,000 utilities Built in a large part more than 50+ years ago on fully regulated utility model; did not contemplate regulation and market structures in place today Experienced a sharp decline in transmission investments in the last decade of the 20th century As the system aged, electricity demand and generation also doubled over a 30 year period; along with the advancement of wholesale electricity markets Strain on the aging system has begun to show and has necessitated the need for a sustained cycle of robust transmission investments History of the US Grid 12 Existing Transmission Lines 345kV and above Transmission System Investment 1975-2000 Sources: (1) Map of existing transmission lines 345kV and above based on http://www.npr.org/templates/story/story.php?storyId=110997398 as of January 2013 (2) Transmission system investment 1975 – 2000 based on National Transmission Grid Study published by the DOE in May 2002

20 Years of Supportive Policy & Regulation Many competitive markets with seven ISO’s / RTO’s 13 1992: Energy Policy Act of 1992 mandated utilities provide transmission service to new competitive generators through open access transmission tariffs 1996: FERC Order 888 required transmission owners to allow for non-discriminatory access to grid 1999: FERC Order 2000 required utility proposals for participation in an RTO 1990’s / Early 2000 – Focused on competitive wholesale markets through open access and independence of transmission 2003: FERC adopted ROE incentives for independent transmission companies Past Decade – Focused on facilitating and supporting new transmission investment Recent increases in investment levels; although limited due to impediments partially addressed in Order 1000 2005: Energy Policy Act of 2005 authorized FERC to develop incentive and performance based rates 2006: FERC Order 679 FERC implemented incentive rates 2011: FERC Order 1000 established guidelines for regional planning and regional cost allocation

Future Grid Requirements Reposition somehow? 14

Strategic advantages ITC has developed over the past decade build on core foundation necessary for execution going forward and are premised around independent model Combination of these advantages are unique to ITC and position us well both in the near-term and long-term Positioned for Success 15 Independent Business Model

Key operating earnings drivers Higher operating earnings for quarter and year-to-date period due to higher rate base and AFUDC at our operating companies Year-to-date increase partially offset by lower revenues due to final amortization of the ITCTransmission revenue deferral regulatory asset in May 2011 Q4 & YTD Financial Results EARNINGS & DRIVERS 2012 2011 2012 2011 Increase / (Decrease) Increase / (Decrease) Note: Reported net income and operating earnings reconciliation can be found in Appendix 16 Reported Diluted EPS $ 0.92 $ 0.82 $ 0.10 2012 2011 THREE MONTHS ENDED DECEMBER 31, TWELVE MONTHS ENDED DECEMBER 31, $ 3.60 $ 3.31 $ 0.29 Pre-Tax Entergy Transaction Expenses 0.17 0.16 0.01 0.51 0.16 0.35 FERC Audit Related Refunds N/A N/A N/A 0.25 N/A 0.25 Income Taxes on Adjustments N/A (0.03) 0.03 Operating Diluted EPS $ 1.09 $ 0.86 $ 0.23 $ 4.14 $ 3.35 $ 0.79 N/A (0.09) 0.09 One-time CIT Adjustment N/A (0.09) 0.09 (0.22) (0.03) (0.19)

CAPITAL INVESTMENTS – 2012 ITCTransmission $ 231.2 METC 149.0 ITC Midwest 343.3 ITC Great Plains 96.3 TOTAL $ 819.8 Effective execution of operational and capital plans translated into solid financial performance Aggregate capital investments totaled $819.8 million at our operating companies for the full year 2012 capital investment levels well surpass any prior years Demonstrates ongoing need and benefits of transmission infrastructure improvements Financial Results CAPITAL INVESTMENTS ($ in Millions) 17

Q4 2012 financing activities $75 million senior secured notes at METC with 3.98% coupon 2013 stand-alone financing plan is robust New capital funding requirements at all companies Debt maturities totaling ~$650 million at ITC Holdings and ITCTransmission 2013 financing activities were kicked off with the completion of a new ITC Holdings unsecured $250 million term loan agreement Closed on February 15, 2013 Priced at LIBOR plus 100 basis points Financial Results CAPITALIZATION 18 2013 DEBT MATURITIES – AS OF 12/31/2012 ITC Holdings Senior Notes July $267 ITC Holdings Term Loan August 200 ITCTransmission FMB July 185 ($ in Millions) Total $652

 Both Moody’s and S&P reaffirmed ITC Holdings’ and its regulated subsidiaries’ investment grade ratings in April and December of 2012, respectively Continue to prioritize maintaining the credit quality of our business, both at our operating companies as well as ITC Holdings Ensures that we have access to cost effective capital in virtually any market condition in order to support capital investment requirements ITC Holdings Baa2 Stable BBB Stable ITCTransmission A1 Stable A Stable METC A1 Stable A Stable ITC Midwest A1 Stable A Stable ITC Great Plains Baa1 Stable BBB+ Stable Credit Ratings & Quality 19 *Ratings for ITC Holdings and ITC Great Plains are unsecured ratings, ratings for ITCTransmission, METC and ITC Midwest are for secured ratings.

Amounts in $MM Total Revolver Capacity Revolver Capacity Outstanding Undrawn Revolver Capacity $ in Millions ITC Holdings $ 200.0 $ 29.6 $ 170.4 ITCTransmission 100.0 78.7 21.3 METC 100.0 10.5 89.5 ITC Midwest 175.0 115.3 59.7 ITC Great Plains 150.0 93.7 56.3 TOTAL $ 725.0 $ 327.8 $ 397.2 Cash on Hand 26.2 TOTAL LIQUIDITY $ 423.4 Liquidity position remains healthy Well positioned to continue to execute on strategic plans in 2013 and going forward Total capacity available under our revolving credit facilities is currently $725 million Reported operating cash flows of ~$328 million for twelve-months ended December 31, 2012 ~$53 million decrease from prior year largely attributable to impact of our formula rate true-ups in both periods Excluding impact of true-ups, operating cash flows increased ~$17 million for 2012 compared to 2011 Financial Results LIQUIDITY POSITION 20

2013 Guidance ITCTransmission $ 200 - $ 230 METC 160 - 180 ITC Midwest 270 - 300 ITC Great Plains 130 - 150 TOTAL $ 760 - $ 860 2013 GUIDANCE - CAPITAL INVESTMENTS Reaffirming 2013 guidance Operating EPS guidance to $4.80 to $5.00, excluding any impact of Entergy transaction 2013 capital investment guidance to $760 to $860 million ($ in Millions) 21

Stand-Alone Long-Term Capital Plan 22 Long-Term Capital Plan $4.2 billion infrastructure investment *15 to 17% operating EPS CAGR from 2011 through 2016 OPERATING

Stand-Alone Long-Term Capital Plan BLUEPRINT FOR GROWTH Highly probable capital investments of ~$3.4 billion drive approximately 12% to 13% of expected operating EPS CAGR over the five year period Remaining investment opportunities contribute approximately 3% to 4% of expected operating EPS CAGR Comprised of approximately ~$800 million of intermediate and design-stage development projects Additional investment opportunities represent attractive value creation opportunities for the business; alternative would be to return an additional $300 - $500 million of capital to shareholders 23

Stand-Alone Long-Term Capital Plan IMPACT OF ENTERGY TRANSACTION 24 Current stand-alone plan does not reflect the closing and integration of the Entergy transmission assets into ITC Expect these assets to build on a natural extension of our strategic goals and long-term plans 24 ITC Stand-Alone Business Entergy Transmission Business EPS Growth Pro Forma ITC = Strengthened Business Model

25 Broad Recognized Need CURRENT DRIVERS Future Drivers ITC Strategic Advantages SIGNIFICANT OPPORTUNITY SPACE Longer term vision: Deliver superior growth levels relative to the utility space, both for current planning period and into next decade Going forward, strategic goals should serve to drive value for our customers and shareholders as we continue to implement our long-term plan and build on this plan with the Entergy transaction Longer-Term Vision

Appendix

Q4 & YTD Financial Results NET INCOME RECONCILIATION 2012 2011 2012 2011 Increase / (Decrease) Increase / (Decrease) Reported Net Income $ 48,256 $ 42,663 $ 5,593 ($’s in Thousands) THREE MONTHS ENDED DECEMBER 31, TWELVE MONTHS ENDED DECEMBER 31, $ 187,876 $ 171,685 $ 16,191 Entergy Transaction Expenses 9,100 8,416 684 26,555 8,616 17,939 Acquisition Accounting Adjustment 102 N/A 102 13,150 N/A 13,150 Income Taxes on Adjustments (545) (1,564) 1,019 Operating Earnings $ 56,913 $ 44,863 $ 12,050 $ 216,296 $ 174,048 $ 42,248 N/A (4,652) 4,652 One-time CIT Adjustments N/A (4,652) 4,652 (11,285) (1,601) (9,684) 27